UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2018

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Bogota, January 16, 2018

In December 2017

AVIANCA HOLDINGS AND ITS SUBSIDIARIES CARRIED MORE THAN 2.5 MILLION PASSENGERS

In December 2017, Avianca Holdings and its subsidiaries carried 2,538,891 passengers,

a 3.4% decrease over the same period in 2016.

In December 2017, the subsidiary companies of Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH) (*) transported 2,538,891 passengers, a decrease of 3.4% compared to December 2016. Capacity, measured in available seat kilometers (“ASKs”), increased 2.1%, while passenger traffic, measured in revenue passenger kilometers (“RPKs”), increased 1.2%. The load factor for the month was 83.1%, a decrease of 69 bps compared to the same period in 2016.

Domestic markets in Colombia, Peru and Ecuador

In December 2017, the subsidiary airlines of Avianca Holdings transported a total of 1,440,329 travelers within Colombia, Peru and Ecuador, down 5.1% compared to same period in 2016. Capacity (in ASKs) decreased 3.6%, while passenger traffic (in RPKs) decreased 3.3%. The load factor for the month was 81.8%, an increase of 23 bps compared to the same period in 2016.

International markets

In December 2017, the affiliated airlines of Avianca Holdings transported 1,098,562 passengers on international routes, down 1.1% compared to same period in 2016. Capacity (in ASKs) increased 3.4%, while passenger traffic (in RPKs) went up 2.3%. The load factor for the month was 83.4%, an decrease of 93 bps compared to the same period in 2016.

Operational Statistics	Dec-17	Dec-16	Δ YOY		4Q 2017	4Q 2016	Δ YOY		YTD 2017	YTD 2016	Δ YOY
Avianca Holdings (Consolidated)
PAX (K)[1]	2,539	2,629	(3.4)%		6,615	7,666	(13.7)%		29,459	29,480	(0.1)%
ASK (mm)[2]	4,308	4,222	2.1%		11,211	12,093	(7.3)%		48,401	47,145	2.7%
RPK (mm)[3]	3,579	3,536	1.2%		9,443	10,138	(6.9)%		40,243	38,233	5.3%
Load Factor[4]	83.1%	83.8%	(0.7	)pp	84.2%	83.8%	0.4pp		83.1%	81.1%	2	pp
Domestic Market
PAX (K)[1]	1,440	1,519	(5.1)%		3,621	4,502	(19.6)%		16,881	17,623	(4.2)%
ASK (mm)[2]	796	826	(3.6)%		1,932	2,429	(20.5)%		9,133	9,879	(7.6)%
RPK (mm)[3]	651	674	(3.3)%		1,653	2,000	(17.4)%		7,550	7,842	(3.7)%
Load Factor[4]	81.8%	81.6%	0.2	pp	85.5%	82.3%	3.2	pp	82.7%	79.4%	3.3	pp
International Market
PAX (K)[1]	1,099	1,111	(1.1)%		2,995	3,164	(5.3)%		12,578	11,857	6.1%
ASK (mm)[2]	3,513	3,396	3.4%		9,279	9,663	(4.0)%		39,269	37,265	5.4%
RPK (mm)[3]	2,928	2,862	2.3%		7,790	8,138	(4.3)%		32,693	30,391	7.6%
Load Factor[4]	83.4%	84.3%	(0.9	)pp	84.0%	84.2%	(0.3	)pp	83.3%	81.6%	1.7	pp

1PAX: Passengers carried

2ASKs: Available Seat Kilometers

3RPKs: Revenue Passenger Kilometers

4Load Factor:Represents utilized seating capacity

For more information, you can contact:

Investor Relations Office

+571 587 77 00 ext. 2474, 1349

ir@avianca.com

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity. The original source-language text of this announcement is the official, authoritative version. Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

About Avianca Holdings S.A.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A.—Avianca, Tampa Cargo S.A., incorporated in Colombia, Aerolineas Galapagos S.A.—Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A.—LACSA, incorporated in Costa Rica, Transamérican Airlines S.A.—TACA Perú, incorporated in Perú, Servicios Aéreos Nacionales S.A.—SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, and Isleña de Inversiones S.A. de C.V.—ISLEÑA, incorporated in Honduras.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 16, 2018

AVIANCA HOLDINGS S.A.

By:	/s/ Renato Covelo
Name: Renato Covelo
Title: Vice President Senior General Counsel